# NEWS RELEASE

The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200  F. 403-298-2211
www.enerplus.com

**May 31, 2016**

## Enerplus Closes Previously Announced Bought Deal Equity Offering

Calgary, Alberta - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF, NYSE: ERF) is pleased to announce that it has closed the equity offering (the "Offering") previously announced on May 10, 2016. Upon closing of the Offering, a total of 33,350,000 common shares were issued at a price of C$6.90 per share for gross proceeds of C$230,115,000. This includes 4,350,000 common shares issued pursuant to the exercise by the underwriters of the over-allotment option in full. The syndicate of underwriters was led by BMO Capital Markets, RBC Capital Markets and TD Securities Inc. The net proceeds from the Offering will be used to reduce indebtedness under Enerplus' bank credit facility, to fund its capital expenditures and for general corporate purposes.

The common shares were offered by way of a short form prospectus in all of the provinces and territories of Canada and were also offered by way of private placement in the United States.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Enerplus is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com. Shareholders may, upon request, receive a printed copy of our audited financial statements at any time.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "will" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning the use of net proceeds from this Offering. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. The forward-looking information in this news release is made as of the date hereof and, except as required by law, Enerplus undertakes no obligation to update any forward-looking information.